CLEARY GOTTLIEB STEEN & HAMILTON LLP



CGS&H Limited Liability Company
Paveletskaya Square, 2, Building 3, 10th floor
Moscow, Russia 115054
Ph. (7-501) 258-5006
Fax (7-501) 258-5011
www.clearygottlieb.com

April 19, 2006

BY HAND

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re: Information Announcements by OAO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b)(l)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, OAO Mosenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith one copy of disclosure materials related to the bonds placement and the upcoming shareholders' meeting of the Company pursuant to subparagraph (b)(l)(i).

If you have any questions or require any further information, please do not hesitate to contact me at (7 501) 258 5006.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Yulia Solomakhina

Enclosure

[Moscow #72084 v1]

Information about a Material Fact
"Information about the Issue of Securities by the Issuer"

1. Общие сведения	
1.1. Full corporate name of the Issuer (name for non-profit organization):	Open Joint Stock Company of Energy and Electrification "Mosenergo".
1.2. Short corporate name of the Issuer:	AO "Mosenergo"
1.3. Location of the Issuer:	8 Raushskaya naberezhnaya, Moscow 115035.
1.4. Principal state registration number of the Issuer:	1027700302420
1.5. Taxpayer Identification Number of the Issuer:	7705035012
1.6. Unique code of the Issuer assigned by the registration authority:	00085-A
1.7. Web page address used by the Issuer for the disclosure of information:	www.mosenergo.ru
1.8. Name of the periodical (periodicals) used by the Issuer for the publication of information:	"Izvestia" (Moscow edition), "Supplement to the Vestnik of the Federal Service on Financial Markets of Russia".

1.9. Code (s) of the material fact (s)	***0500085A14042006***

2. Content of the notice
2.4. Information about state registration of the report on the results of the securities issue: 2.4.1. Type, category (class), series and other identifications of the securities: **non-convertible interest-bearing documentary bearer bonds series 02, subject to obligatory centralized custody** 2.4.2. Maturity date: ***on the 3640th (three thousand six hundred fortieth) day following the commencement date of the Bonds placement*** 2.4.3. State registration number of the securities issuance and date of state registration: ***4-03-00085-A от 26 января 2006 года*** 2.4.4. Name of registration authority that conducted state registration of the securities issuance: ***Federal Service on Financial Markets of the Russian Federation*** 2.4.5. Number of placed securities and nominal value of each placed security (if nominal value is provided for by the legislation of the Russian Federation). ***5 000 000 (five million) bonds with nominal value of 1 000 (one thousand) rubles each*** 2.4.6. Percentage of actually placed securities of the total number of securities of the issue to be placed: ***100 %*** 2.4.7. Method of the securities placement: ***open subscription*** 2.4.8. Actual commencement date of the securities placement: ***March 2, 2006*** 2.4.9. Actual completion date of the securities placement: ***March 2, 2006*** 2.4.10. Date of state registration of the report on the results of the securities issue: ***April 13, 2006*** 2.4.11. Name of registration authority that conducted state registration of of the report on the results of the securities issue: ***Federal Service on Financial Markets of the Russian Federation*** 2.4.12. Fact of state registration of the Prospectus of the securities simultaneously with the state registration of the issue of such securities: ***Prospectus of the securities was registered simultaneously with the state registration of the issue of such securities*** 2.4.13. In the event of registration of the Prospectus of the securities– the procedure for providing access to the information contained in the report on the results of the securities issue: ***Within not more than 3 days from the date it receives a written notice of the registration authority about the state registration of the report on the results of the issue of the securities, the Issuer will place the text of the registered Report on the results of the issue of the securities at the web page address: http://www.mosenergo.ru. The text of the registered Report on the results of the issue of the securities will be accessible on the web page within not less than 6 (six) months from the date of its placement on the web page.*** ***The Issuer will ensure the access to the information contained in the registered Report on the results of the issue of the securities by providing to all interested persons a possibility to review copies of the registered Report on the results of the issue of the securities and obtain copies thereof on work days from 10:00 a.m. until 5:00 p.m. at the following address: Open Joint Stock Company of Energy and Electrification "Mosenergo". Location: 8 Raushskaya naberezhnaya, Moscow 115035.*** ***Phones: (095) 957-38-84, (095) 957-34-17.*** ***The Issuer is obligated to provide copies of the registered Report on the results of the issue of the securities to the Bondholders and other interested persons at their demand for a fee that shall not exceed the cost for making such copy within not more than 7 days from the date of such demand.*** 2.4.14. In the event the report on the results of the issue of the securities is signed by the securities market financial advisor– state such fact, and also full and short corporate names of the securities market financial advisor, its location: ***Securities report is signed by securities market financial advisor.*** ***Full and short corporate names of the securities market financial advisor: Open Joint Stock Company «Brokerskiy Dom Otkrytiyee», OAO « Brokerskiy Dom Otkrytiyee»*** ***Location of the financial advisor: 3 Alexandra Lukianova street, Moscow 105066***

3. Signature

Error! Unknown document property name.

[Moscow #72081 v1]

3.1. **Deputy General Director for Economics**

S.Yu. Rumyantsev

____

(signature)

acting on the basis of the power of attorney No12-07/001-8 of July 15, 2005

3.2. Date: April 14, 2006 [Seal]

[TRANSLATION FROM RUSSIAN]

Information which may Considerably Influence the Value of the Securities of the Joint Stock Company

1. General Information	
1.1. Full corporate name of the Issuer (name for non-profit organization):	Open Joint Stock Company of Energy and Electrification "Mosenergo".
1.2. Short corporate name of the Issuer:	AO "Mosenergo"
1.3. Location of the Issuer:	8 Raushskaya naberezhnaya, Moscow 115035.
1.4. Principal state registration number of the Issuer:	***1027700302420***
1.5. Taxpayer Identification Number of the Issuer:	***7705035012***
1.6. Unique code of the Issuer assigned by the registration authority:	***00085-A***
1.7. Web page address used by the Issuer for the disclosure of information:	***www.mosenergo.ru***
1.8. Name of the periodical (periodicals) used by the Issuer for the publication of information:	"Izvestia" (Moscow edition), "Supplement to the Vestnik of the Federal Service on Financial Markets of Russia

2. Content of the Notice

Information about the decision taken by the Board of Directors of the joint stock company to approve the agenda of the annual general shareholders' meeting.
The date of the meeting of the Board of Directors of the joint stock company, which adopted the relevant decision: ***April 17, 2006***
The date of compiling the minutes and the number of the minutes of meeting of the Board of Directors of the joint stock company: which adopted the relevant decision: ***April 17, 2006, minutes № 21***
Content of the decision taken by the Board of Directors of the joint stock company:

To approve the following agenda of the annual general shareholders' meeting of the Company:

1. *On the approval of the annual report, annual financial statements, including the report on the profits and losses of the Company.*
2. *On the distribution of profit (including dividends) and losses of the Company based on the results of the fiscal year 2005.*
3. *On the election of the members of the Board of Directors of the Company.*
4. *On the election of the members of the Audit Commission of the Company.*
5. *On the approval of the external auditor of the Company.*
6. *On the introduction of amendments and addenda to the Charter of the Company.*
7. *On the payment of remuneration and compensations to the members of the Board of Directors of the Company.*
8. *On the payment of remuneration and compensations to the members of the Audit Commission of the Company.*
9. *On the introduction of amendments and addenda to the Regulation on the procedure for convening and holding meetings of the Board of Directors of the Company.*
10. *On the introduction of amendments and addenda to the Regulation on the Management Board of the Company.*

3. Signature

3.1. **First Deputy General Director for Strategy and Corporate Policy** ______________ **D.V. Vasiliev**
(signature)
acting on the basis of the power of attorney No.12-07/001-11 of August 09, 2005

3.2. Date: April 17, 2006 [Seal]

[TRANSLATION FROM RUSSIAN]

Information which may Considerably Influence the Value of the Securities of the Joint Stock Company

1. General Information	
1.1. Full corporate name of the Issuer (name for non-profit organization):	Open Joint Stock Company of Energy and Electrification "Mosenergo".
1.2. Short corporate name of the Issuer:	AO "Mosenergo"
1.3. Location of the Issuer:	8 Raushskaya naberezhnaya, Moscow 115035.
1.4. Principal state registration number of the Issuer:	***1027700302420***
1.5. Taxpayer Identification Number of the Issuer:	***7705035012***
1.6. Unique code of the Issuer assigned by the registration authority:	***00085-A***
1.7. Web page address used by the Issuer for the disclosure of information:	***www.mosenergo.ru***
1.8. Name of the periodical (periodicals) used by the Issuer for the publication of information:	"Izvestia" (Moscow edition), "Supplement to the Vestnik of the Federal Service on Financial Markets of Russia

2. Content of the Notice
Information about the decision taken by the Board of Directors of the joint stock company regarding recommendations on the size of the dividends to be paid on the shares of the Company and the procedure for the payment thereof, based on the results of the year 2005. The date of the meeting of the Board of Directors of the joint stock company, which adopted the relevant decision: ***April 17, 2006*** The date for compiling the minutes and number of the minutes of the meeting of the Board of Directors of the joint stock company, which adopted the relevant decision: ***April 17, 2006, minutes No. 21*** Content of the decision adopted by the Board of Directors of the joint stock company: *To recommend to the annual General shareholders' meeting of the joint stock company to adopt the following decision:* *To pay dividends on the ordinary shares of the Company based on the results of the year 2005 in the amount of 0.01607 rubles per ordinary share of the Company in the monetary form within 60 days from the date of the adoption of the decision on the payment thereof.*

3. Signature
3.1. **First Deputy General Director for Strategy and Corporate Policy** ____________ (signature) **D.V. Vasiliev** acting on the basis of the power of attorney No.12-07/001-11 of August 09, 2005 3.2. Date: April 17, 2006 [Seal]